January 17, 2025

Gregory Foley
Chief Executive Officer
Foxx Development Holdings Inc.
13575 Barranca Parkway C106
Irvine, CA 92618

       Re: Foxx Development Holdings Inc.
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284186
Dear Gregory Foley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology